Exhibit 99.1

Qiao Xing Universal Launches New-generation Internet Phones to Satisfy the Increasing Demand in China and Overseas

Qiao Xing Universal Telephone, Inc(Nasdaq: XING)., a leading player in indoor phones and one of the fastest growing mobile phone manufactures in China , announced today that a first shipment of new-generation VoIP phones (internet phones) would commence this month within the framework of a cooperative arrangement recently entered into with a VoIP service provider in the United States.

Mr. Wu Rui Lin, Chairman of XING, said, “The VoIP market is fast growing. Recently, the quality and reliability of VoIP technology has improved to the point that it offers phone users a valid alternative to phone calls using standard phones via the traditional, public-switched telephone network (PSTN). Government authorities in charge of the telecommunications industry, recognizing this technological progress, provide timely support by setting up regulatory frameworks for the orderly development of the VoIP technology. More and more VoIP service providers enter into the market seeing the business opportunity that this turn of events brings.

“According to Juniper Research in the USA, the VoIP market is forecast to be by 2009 a US$32 billion one, which will represent about 12% of entire telephony market. The China market for VoIP should follow this trend of significant growth. Moreover, as a developing country, the demand for cheap telephone service by her inhabitants should be higher than that of their counter-parts in developed countries.

“We develop this rapidly expanding market of VoIP phones from a position of strength. In the local market, VoIP phones, like XING’s other indoor phones products, are marketed under the ‘COSUN’ brand, which is well known in China. The VoIP products benefit from the instant recognition the brand brings. In the overseas markets, XING already supplies a number of major players in the industry including Bellsouth, Wal-Mart, Doro and Binatone, many of whom have established working relationships with VoIP service providers.

“We are currently working on setting up cooperative arrangements with a number of VoIP service providers, both local and overseas. When, as forecast, a large number of indoor phone users switch from traditional standard phones to VoIP phones, we will have been well positioned to take full advantage. When that happens, the yearly sales revenue from VoIP phones for XING can be as high as US$20 million.”

About VoIP

VoIP (voice over IP — that is, voice delivered using the Internet Protocol) is a term used in IP telephony for a set of facilities for managing the delivery of voice information using the Internet Protocol (IP). In general, this means sending voice information in digital form in discrete packets rather than in the traditional circuit-committed protocols of the publicswitched telephone network (PSTN). A major advantage of VoIP and Internet telephony is that it avoids the tolls charged by ordinary telephone service.

VoIP applications can generally be used with a simple microphone and computer speakers, but IP telephones or VoIP boxes can also be used, providing an experience identical to normal telephoning.